UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________to______________

Commission file number 33-64647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225

REQUIRED INFORMATION

        See Appendix 1.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REDEGAR CORPORATION RETIREMENT SAVINGS PLAN By: /s/ W. Hildebrandt Surgner, Jr. ———————————————— W. Hildebrandt Surgner, Jr., Chairman Employee Savings Plan Committee

Dated: June 27, 2003
APPENDIX 1 TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN ANNUAL REPORT DECEMBER 31, 2002

C O N T E N T S

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	12

EXHIBITS

Consent of Independent Auditors	14

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator
Tredegar Corporation
     Retirement Savings Plan
Richmond, Virginia

        We have audited the accompanying statement of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 financial statements were audited by other auditors who have ceased operations and whose report dated May 31, 2002, expressed an unqualified opinion on those statements.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Witt, Mares & Company, PLC

Witt, Mares & Company, PLC

Richmond, Virginia
June 6, 2003

FINANCIAL STATEMENTS

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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits December 31, 2002 And 2001

	2002	2001
ASSETS
Investments:
Money market funds	$371,070	$465,448
Common stocks	51,454,721	70,234,468
Actively managed commingled funds	27,047,762	27,138,072
Loans to participants	1,241,996	1,144,476

Total investments	80,115,549	98,982,464

Receivables:
Accrued interest and dividends	138,786	151,914
Due from broker for securities sold	29,732	57,827

Total receivables	168,518	209,741

Total assets	80,284,067	99,192,205

LIABILITIES
Accrued administrative fees	38,882	13,249
Cash overdraft	9,374	10,830

Total liabilities	48,256	24,079

Net assets available for benefits	$80,235,811	$99,168,126

The Notes to Financial Statements are an integral part of these statements.

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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2002 And 2001

	2002	2001
Additions to net assets attributed to:
Investment income:
Interest	$105,583	$28,455

Dividends	575,525	600,162
Net appreciation (depreciation) in fair value of
investments	(16,602,941)	3,821,834

	(15,921,833)	4,450,451

Contributions:
Employer	2,792,175	2,811,340
Participant	6,678,535	7,083,951
Rollover	1,808	101,409

	9,472,518	9,996,700

Total additions	(6,449,315)	14,447,151

Deductions from net assets attributed to:
Administrative expenses	147,495	55,410
Benefits paid to participating employees	12,335,505	6,247,430

Total deductions	12,483,000	6,302,840

Net increase (decrease)	(18,932,315)	8,144,311
Net assets available for benefits:
Beginning of year	99,168,126	91,023,815

End of year	$80,235,811	$99,168,126

The Notes to Financial Statements are an integral part of these statements.

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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements December 31, 2002 and 2001

Note 1. Summary of Significant Accounting Policies

General

Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. Tredegar also operates a biotech business that is developing certain healthcare related technologies. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Security Valuation

Investments are stated at fair value determined as follows:

Money market funds — market price which is equivalent to cost

Common stocks — last published sale price on the New York Stock Exchange

Actively managed commingled funds — provided in the audited annual report of the Frank Russell Trust Company

(Continued) -5-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements December 31, 2002 and 2001 Note 1. Summary of Significant Accounting Policies (Concluded)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Note 2. Description of Plan

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

Note 3. Contributions and Investment Options

As of December 31, 2002 and 2001, there were 2,205 and 2,357 employees, respectively, participating in the Plan. As of December 31, 2002 and 2001, 2,121 and 2,271 employees, respectively, were eligible to participate in the Plan.

Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant’s contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Tredegar stock and nine (9) actively managed commingled funds as investment options to participants. No additional contributions may be directed to Ethyl Corporation stock or Albemarle Corporation stock. These investment options were eliminated effective December 31, 2002, and any balances in these investment options were transferred to the Domestic Conservative Balanced Fund in 2003.
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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2002 and 2001 Note 4. Investmentstments

The following table presents the fair value of investments as of December 31, 2002 and 2001.

	2002 (1)	2001 (1)
Money market funds - Frank Russell Trust Company
Short-Term Investment Fund	$371,070	$465,448

Investments at fair value as determined by quoted
market price:
Common stocks:
Albemarle Corporation	515,230	1,082,088
Ethyl Corporation	54,451	91,883
Tredegar Corporation	50,885,040	69,060,497

	51,454,721	70,234,468

Actively managed commingled funds (2):
Frank Russell Investment Contract Fund,
Class C	5,438,483	5,474,369
Frank Russell Global Balanced Fund, Class C	4,602,794	6,084,149
Frank Russell Equity I Fund, Class G	6,652,702	8,780,762
Frank Russell Small Capitalization Fund,
Class D	2,110,108	1,882,966
Frank Russell Fixed Income I Fund, Class B	1,893,789	947,307
Frank Russell Domestic Conservative Balanced
Fund, Class B	1,051,341	552,245
Frank Russell Aggressive Balanced Fund,
Class B	1,690,113	1,187,473
Frank Russell 1000 Index Fund, Class A	2,869,302	1,809,060
Frank Russell All International Markets Fund,
Class B	739,130	419,741

	27,047,762	27,138,072

Loans to participants	1,241,996	1,144,476

Total investments	$80,115,549	$98,982,464

(1)	Investments are carried in the statements of net assets available for benefits at fair value.

(2)	Investment values are based on the audited annual report of the Frank Russell Trust Company.

(Continued) -7-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements December 31, 2002 and 2001 Note 4. Investments (Concluded)

During the years ended December 31, 2002 and 2001, the Plan’s investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(16,602,941) and $3,821,834 as follows:

	2002	2001
Investments at fair value as determined by
quoted market price:
Common stocks:
Tredegar Corporation	$(13,226,600)	$5,583,857
Albemarle Corporation	238,962	(40,260)
Ethyl Corporation	21,076	(59,289)

	(12,966,562)	5,484,308

Investments at fair value as determined in the
audited annual report of the Frank Russell
Trust Company:
Frank Russell Investment Contract Fund,
Class C	281,465	295,890
Frank Russell Global Balanced Fund,
Class C	(590,726)	(297,872)
Frank Russell Equity I Fund, Class G	(1,969,388)	(1,519,262)
Frank Russell Small Capitalization Fund,
Class D	(491,194)	34,807
Frank Russell Fixed Income I Fund, Class B	121,357	39,721
Frank Russell Domestic Conservative
Balanced Fund, Class B	(36,892)	7,160
Frank Russell Aggressive Balanced Fund,
Class B	(238,385)	(50,034)
Frank Russell 1000 Index Fund, Class A	(595,491)	(121,937)
Frank Russell All International Markets
Fund, Class B	(117,125)	(50,947)

	(3,636,379)	(1,662,474)

Net change in fair value	$(16,602,941)	$3,821,834

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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements December 31, 2002 and 2001

Note 5. Nonparticipant–directed investments

Information about the net assets available for benefits and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001
Net assets available for benefits:
Money market funds	$364,423	$432,456
Common stock	50,885,040	69,060,497
Accrued interest and dividends	135,781	145,863
Due from broker for securities sold	4,491	—

	$51,389,735	$69,638,816

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income:
Interest	$9,429	$22,044
Dividends	556,836	576,091
Net appreciation (depreciation) in fair
value of investments	(13,226,600)	5,583,857

	(12,660,335)	6,181,992

Contributions:
Employer	2,792,175	2,811,340
Participant	1,689,528	1,887,869
Rollover	40	1,205

	4,481,743	4,700,414

Total additions	(8,178,592)	10,882,406

Deductions from net assets attributed to:
Administrative expenses	125,599	44,445
Benefits paid to participating employees	5,525,919	3,700,167
Transfers to participant-directed
investments	4,418,971	1,251,450

Total deductions	10,070,489	4,996,062

Net increase (decrease)	(18,249,081)	5,886,344
Net assets available for benefits:
Beginning of year	69,638,816	63,752,472

End of year	$51,389,735	$69,638,816

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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements December 31, 2002 and 2001

Note 6. Federal Income Taxes

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Administrative Expenses

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

Note 8. Forfeitures

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $72,446 and $195,444 for the years ended December 31, 2002 and 2001, respectively.

Note 9. Plan Termination

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

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SUPPLEMENTARY INFORMATION

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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2002 EIN: 54-1497771 PN: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Frank Russell Trust Company Short-Term Investment Fund	371,070 units	**	$371,070

*	Tredegar Corporation common stock	3,392,336 shares	$23,085,609	50,885,040

	Ethyl Corporation common stock	8,390 shares	**	54,451

	Albemarle Corporation common stock	18,110 shares	**	515,230

	Frank Russell Investment Contract Fund, Class C	439,687 units	**	5,438,483

	Frank Russell Global Balanced Fund, Class C	475,005 units	**	4,602,794

	Frank Russell Equity I Fund, Class G	1,108,784 units	**	6,652,702

	Frank Russell Small Capitalization Fund, Class D	282,100 units	**	2,110,108

	Frank Russell Fixed Income I Fund, Class B	137,430 units	**	1,893,789

	Frank Russell Domestic Conservative Balanced Fund, Class B	101,874 units	**	1,051,341

	Frank Russell Aggressive Balanced Fund, Class B	192,715 units	**	1,690,113

	Frank Russell 1000 Index Fund, Class A	405,842 units	**	2,869,302

	Frank Russell All International Markets Fund, Class B	5,846 units	**	739,130

		345 loans
*	Participant loans	5.25%-10.5%	—	1,241,996

	Total investments			$80,115,549

*	party-in-interest

**	cost omitted for participant-directed investments

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EXHIBIT INDEX

23.1	Consent of Independent Auditors
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